UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 18th July, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th July, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about result of the e-voting at the 25th Annual General Meeting (AGM) of HDFC Bank Limited.

Exhibit I

18th July, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Result of the e-voting at the 25th Annual General Meeting (AGM) and remote e-voting on resolutions of the Bank

We hereby submit the results of the e-voting at the 25th AGM of the Bank held on 12th July, 2019, as well as the results of the remote e-voting conducted for all resolutions as specified in the Notice of the 25th AGM dated 7th June, 2019.

Date of the 25th AGM	12th July, 2019
Total no. of shareholders as on the record date	668641
No. of shareholders present in the meeting either in person or through proxy a) Promoters and Promoter Group	3
b) Public	345
No. of shareholders who attended the meeting through video conferencing:
a) Promoters and Promoter Group	NIL
b) Public	NIL

All the resolutions at the AGM were passed with overwhelming majority. The Report of M/s. BN & Associates, Scrutinizers, is enclosed herewith.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary

Encl: a/a.

Combined Scrutinizer’s Report on Remote E-voting & Voting conducted at the 25th AGM of HDFC BANK Limited held on Friday July 12, 2019

To,

The Chairperson,

HDFC BANK Limited

25th Annual General Meeting of the Equity Shareholders of HDFC BANK Limited held on Friday, July 12, 2019 at 02.30 P.M. at BIRLA MATUSHRI SABHAGAR, 19, NEW MARINE LINES MUMBAI – 400020

Sub:	Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

The Board of Directors of HDFC BANK Limited (hereinafter referred to as the “Bank”) at its meeting held on May 22, 2019 has appointed me as the Scrutinizer for the Remote E-voting process as well as to scrutinize the electronic voting conducted at the venue of the AGM pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

Report on Scrutiny:

•	The Bank had appointed Central Depository Services (India) Ltd. (‘CDSL’) as the Service provider, for the purpose of extending the facility of Remote E-Voting to the Members of the Bank.

•	Datamatics Business Solutions Ltd (formerly Datamatics Financial Services Ltd) are the Registrar and Share Transfer Agents (‘RTA’) of the Bank.

•

The Service Provider had provided a system for recording the votes of the Members electronically on all the items of the business (both Ordinary and Special businesses) sought to be transacted in the 25th Annual General Meeting (‘AGM’) of the Bank, which was held on Friday, July 12, 2019.

•

The Service Provider had set up electronic voting facility on their website, www.evotingindia.com. The Bank had uploaded all the items of the business to be transacted at the AGM on the website of the Bank and also it’s Service Provider to facilitate their Members to cast their vote through Remote E-Voting.

•

The internal cut-off date for the dispatch of the Notice of the AGM was June 7, 2019 and as on that date, there were 643446 Members of the Bank. The service provider had sent the Notices of the AGM along with Annual Report and E-voting details by email to 514374 Members whose email Id was made available by the Depositories and for those Members, holding in physical form, who had registered their email Id with the RTA by June 7, 2019. In respect of Members, whose Email Ids were not available, the Notices were sent by courier/speed post/ registered post/ airmail from June 11, 2019 to June 15, 2019.

•

The Notices sent (both through email and physical form) contained the detailed procedure to be followed by the Members who were desirous of casting their votes electronically as provided in the Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

•	The Cut-off date for the purposes of identifying the Members who will be entitled to vote on the resolutions placed for approval of the Members was Friday, July 5, 2019.

•	As prescribed in the aforesaid Rules, the Remote E-Voting facility was kept open for three days from Tuesday, July 9, 2019 at 10.00 A.M. to Thursday, July 11, 2019 at 5:00 P.M.

•	The Bank completed the dispatch of the notices to the members by June 15, 2019.

•

As prescribed in clause (v) of sub rule 4 of the Rule 20 of the Companies (Management and Administration) Rules, 2014, the Bank also released an advertisement, which was published more than 21 days before the date of the AGM in English in ‘Business Standard’ newspaper having country-wide circulation dated June 18, 2019 and in Marathi in ‘Navshakti’ newspaper dated June 18, 2019. The notice published in the newspaper carried the required information as specified in Sub Rule 4(v) (a) to (h) of the said Rule 20.

•	At the end of the voting period on July 11, 2019 at 5.00 P.M., the voting portal of the Service Provider was blocked forthwith.

•

At the venue of the 25th AGM of the Bank held on July 12, 2019, the facility to vote electronically through polling pads was provided to facilitate those members present in the meeting but could not participate in the Remote E-voting to record their votes.

•

On July 12, 2019, after tabulating the votes conducted at the venue of the AGM electronically, the votes cast through Remote E-Voting facility was duly unblocked by me as a Scrutinizer in the presence of Ms. Navneet Bathla and Ms Rishi Jaiswal who acted as the witnesses, as prescribed in Sub Rule 4(xii) of the said Rule 20. After the voting by electronic means at the AGM was concluded, the polling pads were taken over by the service provider and the votes cast electronically was tabulated for the purpose of considering the total votes cast by the shareholders at the venue of the meeting.

•	Thereafter, I as a Scrutinizer duly compiled details of the Remote E-Voting carried out by the Members and the electronic voting done at the venue of the AGM, the details of which are as follows:

The results of the Remote E-voting together with that of the voting conducted at venue of the AGM by way of Electronic means are as under:

Details	Remote E- voting	Voting through electronic means at AGM	Total voting
Number of members who cast their votes	1801	141	1942
Total number of Shares held by them	1753173570	215363	1753388933

Valid votes	As per details provided under each one of the Resolution(s) mentioned hereunder

Invalid Votes	Various as mentioned under each of the Resolution

Note:

1.	Percentage of votes cast in favour or against the resolutions is calculated based on the Valid Votes cast through Remote E-Voting and through electronic voting at the venue of the AGM.
2.	Break up votes cast through remote e-voting and through voting at the meeting electronically is given in a separate sheet attached.
3.

In respect of item nos. 10 and 11 which required approval of the shareholders where related party transactions were involved, the Related Parties were duly identified and were not allowed to vote in favour of the resolution or, in case they voted, the votes were treated as invalid. The voting by HDFC Investments Limited and HDFC Holdings Limited, though not related parties, but part of the promoter group of the Bank, had abstained from voting as a good governance practice.

ORDINARY BUSINESS

I) Item No. 1 of the Notice (As an Ordinary Resolution):

To receive, consider and adopt the audited financial statements (standalone) of the Bank for the year ended March 31, 2019 and the Reports of the Board of Directors and Auditors thereon.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1721054583	99.999	113	0.001	32334237

Item 1 of Notice stands passed with the requisite majority

II) Item No. 2 of the Notice (As an Ordinary Resolution):

To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the year ended March 31, 2019 and the Reports of the Auditors thereon.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1721054582	99.999	113	0.001	32334238

Item 2 of Notice stands passed with the requisite majority

III) Item No. 3 of the Notice (As an Ordinary Resolution):

Declaration of dividend on equity shares

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1750211496	99.999	131	0.001	3177306

Item 3 of Notice stands passed with the requisite majority

IV) Item No. 4 of the Notice (As an Ordinary Resolution):

To appoint a director in place of Mr. Srikanth Nadhamuni (DIN 02551389) who retires by rotation and, being eligible, offers himself for re-appointment.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1721105443	99.796	3512199	0.204	28771291

Item 4 of Notice stands passed with the requisite majority

V) Item No. 5 of the Notice (As an Ordinary Resolution):

To appoint MSKA & Associates, Chartered Accountants as Statutory Auditors

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1749810244	99.977	401361	0.023	3177328

Item 5 of Notice stands passed with the requisite majority

VI) Item No. 6 of the Notice (As an Ordinary Resolution):

To ratify the additional fees / remuneration to the erstwhile Statutory Auditors, S. R. Batliboi & Co. LLP

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1743465022	99.632	6438020	0.368	3485891

Item 6 of Notice stands passed with the requisite majority

SPECIAL BUSINESS

VII) Item No. 7 of the Notice (As an Ordinary Resolution):

To appoint Mr. Sanjiv Sachar (DIN 02013812) as an Independent Director

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1719808523	99.721	4810119	0.279	28770291

Item 7 of Notice stands passed with the requisite majority

VIII) Item No.8 of the Notice (As an Ordinary Resolution):

To appoint Mr. Sandeep Parekh (DIN 03268043) as an Independent Director

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1723035390	99.908	1583252	0.092	28770291

Item 8 of Notice stands passed with the requisite majority

IX) Item No. 9 of the Notice (As an Ordinary Resolution):

To appoint Mr. M. D. Ranganath (DIN 07565125) as an Independent Director

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1723033290	99.908	1585267	0.092	28770376

Item 9 of Notice stands passed with the requisite majority

X) Item No. 10 of the Notice (As an Ordinary Resolution):

To ratify and approve the related party transactions with Housing Development Finance Corporation Limited

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1160290362	99.969	354835	0.031	592743736

Item 10 of Notice stands passed with the requisite majority

XI) Item No. 11 of the Notice (As an Ordinary Resolution):

To ratify and approve the related party transactions with HDB Financial Services Limited

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1160289752	99.970	349425	0.030	592749756

Item 11 of Notice stands passed with the requisite majority

XII) Item No.12 of the Notice (As a Special Resolution):

To Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1750310262	99.982	309156	0.018	2769515

Item12 of Notice stands passed with the requisite majority

XIII) Item No. 13 of the Notice (As an Ordinary Resolution):

To consider the sub-division of one Equity Share of face value of ` 2/- each into two Equity Shares of face value of ` 1/- each.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1750211171	99.999	436	0.001	3177326

Item 13 of Notice stands passed with the requisite majority

XIV) Item No. 14 of the Notice (As an Ordinary Resolution):

To consider alteration of the Capital Clause of Memorandum of Association

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Total votes through Remote e-voting and voting at meeting	1749375372	99.999	373	0.001	4013188

Item 14 of Notice stands passed with the requisite majority

All the Resolutions mentioned in the AGM Notice dated June 7, 2019 as per the details above and as per the break up provided in the annexure attached stands passed under Remote E-voting and voting conducted at AGM Electronically with the requisite majority and hence deemed to be passed as on the date of the AGM.

A Compact Disc (CD) containing a list of equity shareholders who voted “FOR”, “AGAINST” and those whose votes were declared invalid/abstained/voted for lesser shares, for each resolution is enclosed.

I hereby confirm that I am maintaining the Registers received from the Service Provider both electronically in respect of the votes cast through Remote E-Voting and voting conduct at AGM by way of electronic means by the Members of the Bank. All other relevant records relating to remote e-voting and Electronic voting is under my safe custody and will be handed over to the Company Secretary for safe keeping, after the Chairperson signs the Minutes.

Thanking you,

Yours Faithfully

For B.N. & Associates

COMPANY SECRETARIES

Sd/-

CS B Narasimhan	Place: Mumbai
(Proprietor)	Date: July 12, 2019
(FCS no 1303 COP no 10440)

The following were the witnesses to the unblocking the votes cast through remote e-voting.

1. Sd/-	2. Sd/-
Ms. Navneet Bathla	Ms. Rishi Jaiswal

I have received the report:

Signature Sd/-

Bhagyesh Thakkar	Place: Mumbai

Vice President (Legal & Secretarial)	Date: July 12, 2019